UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

Re: Functional Brands Inc.
Registration Statement on Form S-1
Filed January 8, 2025
File No. 333-284180

Dear Eric Gripentrog:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Financing Activities, page 47

1. You disclose that one of the factors for the change in net cash used in financing activities in the quarter ended September 30, 2024, was the result of payments to long term debt. Please clarify your disclosure as it appears this was primarily the result of the payment for payable acquisition. In addition, revise to discuss the loan payables executed during 2024 which were a source of cash provided by financing activities as described on page F-22.

Notes to the Consolidated Financial Statements (Unaudited)
3. Basis of Presentation, page F-6

2. Disclose if the unaudited interim consolidated financial statements reflect all

adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented, and whether or not all such adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.

13. Intangible Assets & Goodwill, page F-19

3. The disclosure states that there were further impairments to the intangible assets during the nine-month period ended September 30, 2024, and the year ended December 31, 2023. Please disclose the amount of the impairments or revise to state there were no impairments, if true.

Exhibits

4. We note your response to prior comment 3 and reissue, as multiple exhibits are still not text-searchable. See Item 301 of Regulation S-T.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Linsky